FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF FEBRUARY, 2014

COMMISSION FILE NUMBER 1-15150

Enerplus Corporation

The Dome Tower

Suite 3000, 333 – 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐                                                             No ☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐                                                             No ☒

 Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐                                                             No ☒

EXHIBIT INDEX

EXHIBIT 99.1 — Management’s Discussion and Analysis for the Second Quarter ended June 30, 2013 and 2012 (prepared under U.S. GAAP)

EXHIBIT 99.2 — Unaudited Consolidated Financial Statements for the Second Quarter ended June 30, 2013 and 2012 (prepared under U.S. GAAP)

EXHIBIT 99.3 — Certification of the Chief Executive Officer

EXHIBIT 99.4 — Certification of the Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS CORPORATION

BY:	/s/ David A. McCoy
David A. McCoy
Vice President, General Counsel & Corporate Secretary

DATE: February 28, 2014